Robert Goedert To Call Writer Directly: (312) 862-7317 rgoedert@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

February 28, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
William Thompson
Scott Anderegg
Lilyanna Peyser
Mara L. Ransom

Re:	Carvana Co.
Draft Amendment No. 1 to Registration Statement on Form S-1
Submitted January 27, 2017
CIK No. 0001690820

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Carvana Co., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 15, 2017, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Amendment No. 1 to the Registration Statement on Form S-1 submitted to the SEC on January 27, 2017. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration

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Securities and Exchange Commission

February 28, 2017

Statement to include the Company’s audited consolidated financial statements as of and for the year ended December 31, 2016 and to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1. We note your response to comment 2, however we cannot locate in your submission the disclosure that LLC Unitholders may exchange their units for Class A common stock (or, at your election, for cash) at any time upon their election (emphasis added).

Response

In response to the Staff’s comment, the Company has added disclosure on page 114 of the Prospectus to clarify that LLC Unitholders may exchange LLC Units for shares of the Company’s Class A common stock (or, at the Company’s election, for cash) at any time upon their election. This disclosure was unintentionally omitted from the previous filing.

Consolidated Statements of Operations, page F-7

2. Please include historical net loss per unit for each year presented. Please also provide the disclosures required by ASC 260-10-50-1. Please note that this comment also applies to the statements on page F-28.

Response

In response to the Staff’s comment, the Company has included historical net loss per unit in its consolidated statements of operations for each year presented. The Company has also included the required disclosures on page F-31 of the Prospectus.

Note 2 – Summary of Significant Accounting Policies

Reclassifications, page F-15

3. We note you classify outbound shipping and handling costs as selling, general and administrative expenses. If shipping and handling costs are significant, please disclose the amount of such costs included in selling, general and administrative expenses. Please refer to ASC 605-45-50-2.

Securities and Exchange Commission

February 28, 2017

Response

In response to the Staff’s comment, the Company has disclosed the amount of outbound shipping and handling costs on page F-16 of the Prospectus.

Consolidated Statement of Members’ Equity (Deficit), page F-8

4. Please explain to us why it is appropriate to reflect the accrued return on Class C preferred units as a charge against accumulated deficit. Please refer to paragraph 20 of ASC 480-10-S99.

Response

In response to the Staff’s comment, the Company advises the Staff that it has considered the guidance contained in ASC 480-10 in determining its accounting for the accrued return on Class C preferred units. ASC 480-10-S99-2 provides that the carrying amount of redeemable preferred stock should be periodically increased by amounts representing dividends payable and that such increases should be charged against retained earnings, or, in the absence of retained earnings, be charged against paid-in-capital. Carvana Group, LLC’s presentation of its consolidated statements of members’ deficit does not include a separate caption for additional paid-in-capital because Carvana Group, LLC is organized as a limited liability company. The Company further advises the Staff that due to the absence of additional paid-in-capital, charges related to the accrued return on Class C preferred units have been charged against accumulated deficit.

Note 5 – Related Party Transactions

Deconsolidation from DriveTime, page F-19

5. We reviewed your response to prior comment 17 and the revisions to your disclosure. Please explain to us how you accounted for the stock dividend and the basis in GAAP for your accounting. In doing so, please address the guidance in ASC 505-20-30-3 through 5.

Response

In response to the Staff’s comment, the Company advises the Staff that it has considered the guidance contained in ASC 505-20 in determining its accounting for the stock dividend. The Company has determined that it qualifies as a closely held entity and has accordingly applied the guidance in ASC 505-20-30-5, “Alternative Treatment Permitted for Closely Held Entity,” which does not require a closely held entity to capitalize retained earnings for stock dividends paid. The Company has concluded that it is a closely held entity because approximately 90% of the Company is owned by two investors. The Company further advises the Staff that, even

Securities and Exchange Commission

February 28, 2017

absent its election to follow the alternative treatment for closely held entities, the Company does not have retained earnings and on this basis would not have been required to record an increase in its accumulated deficit related to the stock dividend.

6. Please explain to us why the deconsolidation date does not correspond to the date of the spin-off disclosed in Note 2 under the “Basis of Presentation” heading.

Response

In response to the Staff’s comment, the Company advises the Staff that until the deconsolidation date Carvana Group, LLC was included in the consolidated financial statements of DriveTime because Carvana Group, LLC was considered a variable interest entity that DriveTime was required to consolidate under ASC 810, “Consolidations”. The Company further advises the Staff that Carvana Group, LLC’s financial statements were not impacted by DriveTime’s consolidation accounting conclusions related to Carvana Group, LLC. The Company has revised its disclosure on page F-21 of the Prospectus to remove the references to the deconsolidation date and DriveTime’s consolidation accounting determination related to the Company as it does not provide relevant information related to the Company and does not impact the Company’s financial condition or results of operations.

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Securities and Exchange Commission

February 28, 2017

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert

Robert Goedert

cc: Paul Breaux

Carvana Co.